									Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2008		2007		2006		2005		2004

Net Income	$39,431		$38,025		$35,779		$34,547		$31,462

Income Taxes, Net	26,508		26,652		24,811		25,185		22,969

Fixed Charges*	19,089		20,928		22,274		19,317		18,639

Capitalized Interest	(152)		(151)		(175)		(1,161)			(733)

Total Available for Coverage	$84,876		$85,454		$82,689		$77,888		$72,337

Total Available	4.4	x	4.1	x	3.7	x	4.0	x	3.9	x
Fixed Charges

* Fixed charges consist of interest charges and preferred dividend requirement amounting to $45,000 in 2005 and $135,000 in 2004 (rentals are not material).